Exhibit 99.1

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2025 and 2024

(In millions of Korean won)	Notes	December 31, 2025		December 31, 2024
Assets
Cash and due from financial institutions	4,5,6,29	~~W~~	974,585	~~W~~	398,391
Financial assets at fair value through profit or loss	4,5,7		1,251,607		1,243,471
Loans measured at amortized cost	4,5,8		349,112		359,054
Investments in subsidiaries	9		26,867,817		26,867,817
Property and equipment	10		2,896		2,800
Intangible assets	11		13,207		14,497
Net defined benefit assets	17		3,058		2,902
Deferred income tax assets	13		9,354		5,257
Other assets	4,5,14		1,381,504		912,634

Total assets		~~W~~	30,853,140	~~W~~	29,806,823

Liabilities
Borrowings	4,5,15		—		965,000
Debentures	4,5,16		4,520,297		2,962,032
Current income tax liabilities			544,056		502,705
Other liabilities	4,5,18		853,551		388,528

Total liabilities			5,917,904		4,818,265

Equity	19
Share capital			2,090,558		2,090,558
Hybrid securities			4,359,256		5,082,359
Capital surplus			14,751,591		14,754,475
Accumulated other comprehensive loss			(8,601)		(8,316)
Retained earnings			5,643,970		4,305,542
Treasury shares			(1,901,538)		(1,236,060)

Total equity			24,935,236		24,988,558

Total liabilities and equity		~~W~~	30,853,140	~~W~~	29,806,823

The above separate statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Statements of Comprehensive Income

Years Ended December 31, 2025 and 2024

(In millions of Korean won, except per share amounts)	Notes	2025		2024
Interest income		~~W~~	31,879	~~W~~	38,702
Interest income from financial instruments at amortized cost			28,534		35,860
Interest income from financial instruments at fair value through profit or loss			3,345		2,842
Interest expense			(118,080)		(101,073)

Net interest expense	21		(86,201)		(62,371)

Fee and commission income			2,134		2,213
Fee and commission expense			(9,068)		(9,460)

Net fee and commission expense	22		(6,934)		(7,247)

Net gains (losses) on financial instruments at fair value through profit or loss	23		76,649		91,892

Net other operating income	24		3,778,449		2,243,253

General and administrative expenses	25		(102,905)		(95,655)

Operating income before provision for credit losses			3,659,058		2,169,872
Provision (reversal) for credit losses			56		773

Net operating income			3,659,114		2,170,645
Net non-operating income (expense)	26		(795)		10

Profit before tax			3,658,319		2,170,655
Income tax benefit (expense)	27		(686)		(58)

Profit for the period			3,657,633		2,170,597

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(285)		(1,507)

Other comprehensive income (loss) for the period, net of tax			(285)		(1,507)

Total comprehensive income for the period		~~W~~	3,657,348	~~W~~	2,169,090

Earnings per share	28
Basic earnings per share		~~W~~	9,456	~~W~~	5,203
Diluted earnings per share			9,364		5,142

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Statements of Changes in Equity

Years Ended December 31, 2025 and 2024

(In millions of Korean won)	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Total equity
Balance as of January 1, 2024	~~W~~	2,090,558	~~W~~	5,032,518	~~W~~	14,754,747	~~W~~	(6,809)	~~W~~	4,336,898	~~W~~	(1,165,837)	~~W~~	25,042,075

Comprehensive income for the period
Profit for the period		—		—		—		—		2,170,597		—		2,170,597
Remeasurements of net defined benefit liabilities		—		—		—		(1,507)		—		—		(1,507)

Total comprehensive income for the period		—		—		—		(1,507)		2,170,597		—		2,169,090

Transactions with shareholders
Annual dividends		—		—		—		—		(587,006)		—		(587,006)
Quarterly dividends		—		—		—		—		(899,972)		—		(899,972)
Acquisition of treasury shares		—		—		—		—		—		(820,000)		(820,000)
Disposal of treasury shares		—		—		3,975		—		—		234,600		238,575
Retirement of treasury shares		—		—		—		—		(515,177)		515,177		—
Consideration for exchange right of exchangeable bonds		—		—		(11,933)		—		—		—		(11,933)
Issuance of hybrid securities		—		399,045		—		—		—		—		399,045
Redemption of hybrid securities		—		(349,204)		—		—		—		—		(349,204)
Dividends on hybrid securities		—		—		—		—		(199,798)		—		(199,798)
Others		—		—		7,686		—		—		—		7,686

Total transactions with shareholders		—		49,841		(272)		—		(2,201,953)		(70,223)		(2,222,607)

Balance as of December 31, 2024	~~W~~	2,090,558	~~W~~	5,082,359	~~W~~	14,754,475	~~W~~	(8,316)	~~W~~	4,305,542	~~W~~	(1,236,060)	~~W~~	24,988,558

Balance as of January 1, 2025	~~W~~	2,090,558	~~W~~	5,082,359	~~W~~	14,754,475	~~W~~	(8,316)	~~W~~	4,305,542	~~W~~	(1,236,060)	~~W~~	24,988,558

Comprehensive income for the period
Profit for the period		—		—		—		—		3,657,633		—		3,657,633
Remeasurements of net defined benefit liabilities		—		—		—		(285)		—		—		(285)

Total comprehensive income for the period		—		—		—		(285)		3,657,633		—		3,657,348

Transactions with shareholders
Annual dividends		—		—		—		—		(298,285)		—		(298,285)
Quarterly dividends		—		—		—		—		(1,004,006)		—		(1,004,006)
Acquisition of treasury shares		—		—		—		—		—		(1,480,000)		(1,480,000)
Retirement of treasury shares		—		—		—		—		(814,522)		814,522		—
Issuance of hybrid securities		—		404,013		—		—		—		—		404,013
Redemption of hybrid securities		—		(1,127,116)		—		—		—		—		(1,127,116)
Dividends on hybrid securities		—		—		—		—		(202,392)		—		(202,392)
Others		—		—		(2,884)		—		—		—		(2,884)

Total transactions with shareholders		—		(723,103)		(2,884)		—		(2,319,205)		(665,478)		(3,710,670)

Balance as of December 31, 2025	~~W~~	2,090,558		4,359,256		14,751,591		(8,601)		5,643,970		(1,901,538)		24,935,236

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Statements of Cash Flows

Years Ended December 31, 2025 and 2024

(In millions of Korean won)
	Notes	2025		2024
Cash flows from operating activities
Profit for the period		~~W~~	3,657,633	~~W~~	2,170,597

Adjustment for non-cash items
Depreciation and amortization expense			5,333		6,051
Provision (reversal) for credit losses			(56)		(773)
Share-based payments			19,195		14,998
Net interest expense			12,638		22,898
Valuation losses (gains) on financial assets at fair value through profit or loss			(6,323)		(31,403)
Net other income (expense)			2,652		2,216

			33,439		13,987

Changes in operating assets and liabilities
Due from financial institutions			80,000		60,000
Deferred income tax assets			(3,995)		(413)
Other assets			568,740		260,420
Other liabilities			(570,032)		(297,859)

			74,713		22,148

Net cash inflow from operating activities			3,765,785		2,206,732

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			—		(150,000)
Disposal of financial assets at fair value through profit of loss			—		316,080
Acquisition of Subsidiaries			—		(150,000)
Increase in loans measured at amortized cost			—		(105,000)
Decrease in loans measured at amortized cost			10,000		355,000
Acquisition of property and equipment			(1,606)		(1,627)
Acquisition of intangible assets			(1,643)		(1,481)
Disposal of intangible assets			134		173
Net increase in guarantee deposits paid			3,646		1,597

Net cash inflow from investing activities			10,531		264,742

Cash flows from financing activities
Increase in borrowings			250,000		965,000
Decrease in borrowings			(1,215,000)		(100,000)
Increase in debentures			2,236,135		398,945
Decrease in debentures			(680,000)		(1,075,000)
Redemption of principal of lease liabilities			(619)		(644)
Dividends paid to shareholders			(1,302,291)		(1,486,978)
Acquisition of treasury shares			(1,480,000)		(820,000)
Issuance of hybrid securities			404,013		399,045
Redemption of hybrid securities			(1,130,000)		(350,000)
Dividends paid on hybrid securities			(202,392)		(199,798)
Other financing activities			32		10

Net cash outflow from financing activities			(3,120,122)		(2,269,420)

Net increase in cash and cash equivalents			656,194		202,054
Cash and cash equivalents at the beginning of the period	29		318,388		116,334

Cash and cash equivalents at the end of the period	29	~~W~~	974,582	~~W~~	318,388

The above separate statements of cash flows should be read in conjunction with the accompanying notes.

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